UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SIFY TECHNOLOGIES LIMITED

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(Name of Issuer)

Equity Shares, par value Indian Rupees 10 per share

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(Title of Class of Securities)

804099208

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(CUSIP Number)

Infinity Satcom Universal Private Limited

10-27-2/4, FACOR Layout, Kailash Metta,

Waltair Uplands, Visakhapatnam, 530 003,

Andhra Pradesh, India

Attn: Ananda Raju Vegesna

Phone: (91) 891-2553267

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2010

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Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 2)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Satcom Universal Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,530,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,530,000 Equity Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,530,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting by (ii) the number of Equity Shares outstanding as of November 1, 2010, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 2)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ananda Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,530,000 Equity Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,530,000 Equity Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,530,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting by (ii) the number of Equity Shares outstanding as of November 1, 2010, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 2)

The information in this Amendment No. 2 is supplemental and is not a complete restatement of the text of the Schedule 13D (as defined below).  This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 1 to Schedule 13D filed on August 18, 2009, and the Schedule 13D filed on June 4, 2009 (as amended, the “Schedule 13D”).

ITEM 1.   Security and Issuer.

The class of equity securities to which this Amendment No. 2 relates is the  equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”). The Equity Shares are the underlying shares of the Issuer’s American Depositary Shares (“ADS”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADS trade on the Nasdaq Global Market. The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, 4 Rajiv Gandhi Salai, Taramani, Chennai,  India, 600 113.

ITEM 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to the terms of that certain Subscription Agreement (the “Subscription Agreement”), dated October 22, 2010, by and between the Issuer and Ananda Raju Vegesna (the “Transaction”), the Issuer issued and sold an aggregate of 125,000,000 Equity Shares to Raju Vegesna Infotech & Industries Private Limited (“Infotech”). As further set forth in the Subscription Agreement, Ananda Raju Vegesna executed the Subscription Agreement as “Representative” and in such capacity was authorized to identify and finalize the names of the purchaser(s) under the Subscription Agreement. Pursuant to the terms of the Subscription Agreement, the entirety of the Purchased Shares were issued to Infotech on October 30, 2010 at the time of the first partial payment by Infotech for the Purchased Shares. Full payment by Infotech for the Purchased Shares will occur over time, in accordance with Indian law, and the Issuer will retain a lien on such Purchased Shares until such Purchased Shares are fully paid. Infinity Satcom’s beneficial ownership of the Equity Shares of the Issuer was reduced to 8.2% as a result of the Transaction. Ananda Raju Vegesna acted solely as the “Representative” for the Transaction and neither Infinity Satcom nor Ananda Raju Vegesna beneficially owns or owned any of the Equity Shares issued to Infotech in connection with the Transaction.

The foregoing summary of the Subscription Agreement is not complete and is qualified in its entirety by reference to the Subscription Agreement, attached as Exhibit 99.1 hereto.

The purpose of the Transaction is to obtain funding for the Issuer's ongoing capital expenditures, business expansion and general business operations. The Issuer's Board of Directors and its stockholders each approved the Transaction.

Except as described above and except in connection with the Transaction, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 2)

ITEM 5.   Interests in Securities of the Issuer.

(a)         Infinity Satcom directly holds 14,530,000 Equity Shares of the Issuer. In addition, since Ananda Raju Vegesna is the owner and Managing Director of Infinity Satcom, he may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Infinity Satcom.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any of the 14,530,000 Equity Shares nor sole or shared power to dispose of or direct the disposition of the 14,530,000 Equity Shares.

(c)         None.

(d)         Not applicable.

(e)         Not applicable.

ITEM 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Subscription Agreement, dated October 22, 2010, by and between the Issuer and Ananda Raju Vegesna

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 2)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 18, 2010

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Managing Director

ANANDA RAJU VEGESNA

/s/ Ananda Raju Vegesna

Ananda Raju Vegesna

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)